SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          NBG Radio Network, Inc.
                  ----------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.001 per Share
                  ----------------------------------------
                       (Title of Class of Securities)

                                62873Q 10 6
                  ----------------------------------------
                               (CUSIP Number)


                         Samuel G. Rubenstein, Esq.
                Executive Vice President and General Counsel
                          MCG Capital Corporation
                      1100 Wilson Boulevard, Suite 800
                            Arlington, VA 22209
                               (703) 247-7540
                  ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               June 29, 2001
                  ----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box [ ]

                                    13D

CUSIP No. 62873Q 10 6

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MCG Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           4,850,235

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        4,850,235

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,850,235

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.5%

14  TYPE OF REPORTING PERSON

        CO

                                    13D

CUSIP No. 62873Q 10 6

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MCG Finance Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           4,850,235

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             0

                10  SHARED DISPOSITIVE POWER

                        4,850,235

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,850,235

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.5%

14  TYPE OF REPORTING PERSON

        CO

                                    13D
CUSIP NO.  62873Q 10 6

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to shares of the common stock, par value $0.001 per share (the "Shares"), of NBG Radio Network, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 520 SW Sixth Avenue, Suite 750, Portland, OR 97204.

ITEM 2.   IDENTITY AND BACKGROUND.

          This schedule is being filed jointly by MCG Capital Corporation, a Delaware corporation ("MCG Capital"), and its wholly-owned subsidiary MCG Finance Corporation, a Delaware corporation ("MCG Finance") (together, the "Reporting Persons"), pursuant to a Joint Filing Agreement. A copy of the Joint Filing Agreement is attached. See Item 7.

          Each of the Reporting Persons is a solutions-focused financial services company that primarily lends to and invests in small and medium-sized companies with revenues from $5 million to $200 million within the media, communications, technology and information services industry sectors. The principal business address and the address of the principal office of each of the Reporting Persons is 1100 Wilson Boulevard, Suite 800, Arlington, Virginia 22209.

          The name, business address and present principal occupation of the directors and executive officers of each of the Reporting Persons are set forth on Schedule I attached hereto and incorporated herein by reference.

          This schedule is being filed by the Reporting Persons on behalf of persons that may be viewed as their controlling persons (the "Instruction C Persons") pursuant to the Securities and Exchange Commission's (the "SEC's") interpretation of its rules in Securities Exchange Act 1934 Release No. 13291 (Feb. 24, 1977). The controlling persons are five private equity and equity-related funds affiliated with Goldman, Sachs & Co. (an investment banking firm and member of the principal national securities exchanges): (i) GS Capital Partners, II, L.P., (ii) GS Capital Partners II Offshore, L.P., (iii) GS Capital Partners II (Germany) Civil Law Partnership, (iv) Stone Street Fund 1998, L.P., and
(v) Bridge Street Fund, 1998, L.P. (together, the "Funds"). The Funds in the aggregate beneficially own 47.64% of the issued and outstanding common stock of MCG Capital. The Funds (and their respective general partners, investment committee, and managing general partner) and Goldman, Sachs & Co. disclaim possession of the power, directly or indirectly, to direct or to cause the direction of the management and policies of MCG Capital, whether through the ownership of MCG Capital common stock, by contract or otherwise, and disclaim beneficial ownership of any securities of the Issuer held or to be held (beneficially or otherwise) by the Reporting Persons.

          The names, business address, and present principal occupation of the directors and executive officers each Instruction C Person (and certain other information) are set forth in Schedule II hereto.

          During the last five years, neither the Reporting Persons nor the Instruction C Persons and, to the best of their knowledge, none of their respective executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The option (the "Option") to acquire warrants (the "Warrants") to purchase Shares of the Issuer identified in Item 5 of this schedule was issued to the Reporting Persons by the Issuer, pursuant to the Option and Warrant Agreement dated June 29, 2001 (the "Option and Warrant Agreement") as an inducement to, and as additional compensation for, the cost, expense and risk incurred by the Reporting Persons for the loans made to the Issuer (the "Loans") under the Credit Facility Agreement of June 29, 2001 (the "Loan Agreement"). The Reporting Persons paid no separate monetary consideration for the Option. If the Reporting Persons exercise the Option, however, they will forego their right to receive a lump sum payment in cash of a presently undeterminable amount that would equal 50% of the Deferred Interest (as defined in the Loan Agreement), on the alternative payment dates.

          Copies of each of the foregoing agreements (together, the "Agreements") are attached as Exhibits to this schedule. See Item 7. All descriptions of the Agreements in this schedule are modified by their actual terms.

ITEM 4.   PURPOSE OF TRANSACTION.

          The acquisition of the Option identified in Item 5 occurred in the context of and for the reasons set forth in Item 3. The Reporting Persons' Loans were provided to the Issuer in order to finance certain aspects of its business. As the Issuer's business improves, the Reporting Persons would expect that the value of its Option will increase to an amount that could exceed the value of 50% of the Deferred Interest payable by the Issuer (as described in Item 5). Based on the Reporting Persons' ongoing evaluation of the business, prospects, operations, and financial condition of the Issuer, the value of the Shares, other opportunities available to the Reporting Persons, general economic conditions and other future developments, the Reporting Persons may either exercise the Option (and the Warrants) or separately acquire Shares or other instruments to purchase Shares or, consistent with the requirements of the Securities Act of 1933, and the terms of the Option and Warrant Agreement, sell or transfer the Option, the Warrants or Shares underlying the Warrants (should they exercise the Option and the Warrants) or any other Shares or other instruments to purchase Shares.

          The Loan Agreement provides the Reporting Persons with the right to approve certain proposed actions that fall outside of the Issuer's ordinary business operations, including, without limitation, events or matters listed in paragraphs (a), (b), (c), (e), (f), (g) and/or (j) of
Item 4. If the Reporting Persons withhold approval, the proposed action may not take place. The existence of the Reporting Persons' approval rights may impede a third party from seeking to acquire control of the Issuer. The Reporting Persons have no present plans to grant or withhold approval with respect to any of the events or matters for which the Reporting Persons possess approval rights. Whether the Reporting Persons grant or withhold approval for any such events or matters in the future will depend on the Reporting Persons' assessment of the merits of a particular proposal or proposals that might be advanced by the Issuer and/or a third party with respect to one or more such events or matters.

          Under the Loan Agreement, the Issuer is required to (i) acquire all the shares of Glenn Fisher Entertainment Corporation, (ii) sell or otherwise dispose of the following of its subsidiaries: (a) NBG Solutions, Inc. (no later than August 30, 2001), and (b) NBG Travel Exclusive, Inc. and (c) NBG Interactive, Inc. (no later than November 30, 2001), (iii) submit to a vote of its shareholders at its July, 2002 annual meeting a proposed reorganization to establish a holding company, and (iv) establish a compensation committee as a committee of the Issuer's Board of Directors.

          Under the Option and Warrant Agreement, other than in accordance with the Issuer's employee option plan, the Issuer is prohibited from (i) issuing equity securities in consideration of services rendered to Company and (ii) issuing equity securities for no consideration.

          The Loan Agreement provides the Reporting Persons with the customary remedies of a lender respecting the events of default, including, without limitation, the right to accelerate the maturity date, and the right to foreclose on the collateral, upon the occurrence of events of default, as defined in the Loan Agreement. If the Reporting Persons should decide to exercise any of their remedies, any such decision may cause the Issuer to seek the protection of the federal bankruptcy laws and/or to liquidate its business in whole or in part. The Reporting Persons have no present plans or proposals to exercise their remedies or to take other similar actions, but reserve the right to do so in the future in light of any events of default.

          Under the Option and Warrant Agreement, if the Reporting Persons exercise the Option and the Warrants, so long as the Reporting Persons own any "Warrant Shares" (as defined in the Option and Warrant Agreement), designate at any time directors to the Issuer's Board of Directors on a pro rata basis to their holdings of "Warrant Shares". The Reporting Persons have not exercised the Option, and have no present plan to exercise the Option. If, after exercising the Option and any of the Warrants, the Reporting Persons will be entitled to exercise their right to designate directors; should the Reporting Persons decide to exercise their right to appoint directors, they will amend this schedule.

          Except to the extent, if any, that the above description may be deemed to include a present plan or proposal, the Reporting Persons have no present plans or proposals with respect to any of the events or matters identified in paragraphs (a) through (g) or paragraph (j) of Item 4. See
Item 6.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Option to acquire in the aggregate 4,850,235 Warrants to purchase Shares was issued to the Reporting Persons by the Issuer, pursuant to the Agreements. The Reporting Persons may, under SEC rules, be deemed to beneficially own Warrants to purchase in the aggregate 4,850,235 Shares. Based on the number of Shares outstanding as of June 29, 2001, as provided by the Issuer, the Shares underlying the Warrants represent approximately 25.5% of the Issuer's outstanding shares, as calculated pursuant to Rule 13d-3. Although the Reporting Persons have reported beneficial ownership of all Shares underlying the Warrants they are entitled to acquire if they exercise the Option, unless and until the Reporting Persons exercise such Option and the Warrants have been issued to them, the Reporting Persons cannot convert the Warrants into Shares. Accordingly, the Reporting Persons disclaim beneficial ownership of the Warrants and the underlying Shares.

          (b) The Reporting Persons share the powers to vote, direct the vote of, dispose of, or direct the disposition of all of the Shares they may be deemed to own beneficially.

          (c) Except to the extent the acquisition of the Option (described in Item 3 and 5(a)) may be deemed to be a transaction in the Shares, the Reporting Persons effected no transactions in the Shares during the past sixty days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          If they exercise the Option, the Option and Warrant Agreement will give the Reporting Persons various rights to require the Issuer to register all or any portion of the Shares underlying their warrants, on certain registration statements that the Issuer would prepare in accordance with the Securities Act of 1933, including the right to demand that the Issuer prepare one such registration statement for which the Reporting Persons have the right to prevent the Issuer from registering Shares or Warrant Shares, other than those held by the Reporting Persons. The Option and Warrant Agreement, in addition, provides the Reporting Persons with (i) rights in the nature of pre-emptive rights; (ii) various anti-dilution rights; and (iii) the right to automatically obtain additional anti-dilution protection or preemptive rights the Issuer may grant to any other person.

          Under the Loan Agreement, the Reporting Persons are entitled to
(i) attend all meetings of the Issuer's Board of Directors (including committee and sub-committee meetings), (ii) receive all minutes of and written materials provided to directors in connection with such meetings, and (iii) receive written notification at least ten days prior to each such meeting. In addition, under the Option and Warrant Agreement, if the Reporting Persons exercise the Option, so long as their Warrants and/or Warrant Shares (as defined in the Option and Warrant Agreement) collectively represent at least 2% of the Issuer's Capital Stock (as defined in the Option and Warrant Agreement) (on a fully diluted basis), they are entitled to attend meetings of the Issuer's Board of Directors (including committee meetings).

          The Loan Agreement limits the Reporting Persons' liability to the Issuer with respect to liability arising from or related to the transactions contemplated by the Loan Documents (as defined in the Loan Agreement). The Option and Warrant Agreement limits the liability of the Reporting Persons and the Issuer to each other and to any third party beneficiaries including the Issuer's equity holders; in addition, the Issuer has waived its rights to sue the Reporting Persons for any damages. Under the Loan Agreement, the Issuer is required to defend the Reporting Persons from all losses or liabilities arising out of or in connection with any Loan Document (as defined in the Loan Agreement) and to indemnify the Reporting Persons for all costs and losses arising from, among other things, (i) the Reporting Persons' exercise of their rights under the Loan Agreement and/or (ii) the misrepresentation, gross negligence or willful misconduct of the Issuer. Under both the Agreements, the Reporting Persons and the Issuer waive their respective rights to a jury trial in respect of any litigation in connection with any Loan Document (as defined in the Loan Agreement) or course of dealing between them.

          Except as described in this schedule, the Reporting Persons know of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or between such persons and any other person (including, without limitation, the Instruction C Persons) with respect to any securities of the Issuer, including transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------

1                 Joint Filing Agreement, dated July 11, 2001, between the
                  Reporting Persons.

2 Credit Facility Agreement, dated June 29, 2001, between the Reporting Persons, the Issuer, and each of its direct and indirect subsidiaries, and Glenn Fisher Entertainment Corporation.

3 Option and Warrant Agreement, dated June 29, 2001, between the Reporting Persons and the Issuer.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              MCG CAPITAL CORPORATION



Dated:  July 11, 2001            By: /s/ Samuel G. Rubenstein
                                     -----------------------------------------
                                 Name: Samuel G. Rubenstein
                                 Title:  Attorney-in-Fact, under Power of
                                         Attorney dated June 28, 2001,
                                         filed as an exhibit to the Reporting
                                         Persons' Schedule 13D re:  Bizness
                                         Online.com, Inc.


                              MCG FINANCE CORPORATION



Dated:  July 11, 2001            By: /s/ Samuel G. Rubenstein
                                     -----------------------------------------
                                 Name: Samuel G. Rubenstein
                                 Title:  Attorney-in-Fact, under Power of
                                         Attorney dated June 28, 2001,
                                         filed as an exhibit to the Reporting
                                         Persons' Schedule 13D re:  Bizness
                                         Online.com, Inc.

                                 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL AND MCG FINANCE

1.   DIRECTORS AND EXECUTIVE OFFICERS OF MCG CAPITAL

          The following table sets forth the name and present principal occupation or employment of each director and executive officer of MCG Capital. Each person listed below is a citizen of the United States.



  Name, Title or Position                Title, Principal Occupation           Business Address and Phone
  -----------------------                ---------------------------           --------------------------
     with MCG Capital                          or Employment                           Number
     ----------------                          -------------                           ------

Norman W. Alpert                     Managing Director and founding           245 Park Avenue, 41st Floor,
Director                             partner of Vestar Capital                New York, New York 10167;
                                     Partners                                 (212) 351-1606

Joseph P. DiSabato                   Managing Director of Goldman,            85 Broad Street, New York,
Director                             Sachs & Co.                              New York 10004;
                                                                              (212) 902-5385

Joseph H. Gleberman                  Managing Director of Goldman,            85 Broad Street, New York,
Director                             Sachs & Co.                              New York 10004;
                                                                              (212) 902-5385

Todd N. Khoury                       Managing Director of Vestar              245 Park Avenue, 41st Floor,
Director                             Capital Partners                         New York, New York 10167;
                                                                              (212) 351-1616

Robert J. Merrick                    Chief Credit Officer of MCG              1100 Wilson Boulevard, Suite
Director and Chief Credit Officer    Capital                                  800, Arlington, Virginia 22209;
                                                                              (703) 247-7500

Wallace B. Millner                   Retired                                  1100 Wilson Boulevard, Suite
Director                                                                      800, Arlington, Virginia 22209;
                                                                              (703) 247-7500

Bryan J. Mitchell                    Chairman of the Board and                1100 Wilson Boulevard, Suite
Chairman of the Board                Chief Executive Officer of MCG           800, Arlington, Virginia 22209;
and Chief Executive                  Capital                                  (703) 247-7500
Officer

Janet C. Perlowski                   Chief Financial Officer of MCG           300 Arboretum Place, Suite 370,
Chief Financial Officer              Capital                                  Richmond, Virginia 23236;
                                                                              (804) 272-5468

Michael A. Pruzan                    Partner at Soros Private Equity          888 Seventh Avenue, 28th Floor, New
Director                             Partners                                 York, New York 10106;
                                                                              (212) 333-9788

Samuel G. Rubenstein                 Executive Vice President,                1100 Wilson Boulevard, Suite
Executive Vice President,            General Counsel and Secretary            800, Arlington, Virginia 22209;
General Counsel and                  of MCG Capital                           (703) 247-7500
Secretary

B. Hagen Saville                     Executive Vice President,                1100 Wilson Boulevard, Suite
Executive Vice President,            Business Development                     800, Arlington, Virginia 22209;
Business Development                 of MCG Capital                           (703) 247-7500

Steven F. Tunney                     Director, President, Chief               1100 Wilson Boulevard, Suite
Director, President, Chief           Operating Officer and Treasurer          800, Arlington, Virginia 22209;
Operating Officer and                of MCG Capital                           (703) 247-7500
Treasurer



2.   DIRECTORS AND EXECUTIVE OFFICERS OF MCG FINANCE.

          All of the above listed directors and executive officers of MCG Capital hold equivalent positions at MCG Finance. In addition, the following table sets forth certain information with respect to the director of MCG Finance who is not a director of MCG Capital. The director is a citizen of the United States.


                              Title, Principal Occupation        Business Address and Phone
                              ---------------------------        --------------------------
     Name                           or Employment                        Number
     ----                           -------------                        ------

Jeffrey M. Bucher        Of Counsel at Kozusko, Lahey &         1666 K Street, NW, Suite 400
Director                 Harris, LLP                            Washington, DC 20006;
                                                                (202) 457-7200 x7220

                                SCHEDULE II

          The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners II, L.P., and the name, position and present principal occupation of each executive officer of GS Advisors II, L.L.C., the sole general partner of GS Capital Partners II Offshore, L.P., are set forth below.

          The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin, and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

          All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.


NAME                           POSITION                     PRESENT PRINCIPAL OCCUPATION
----                           --------                     ----------------------------
Richard A. Friedman            President                    Managing Director of
                                                            Goldman, Sachs & Co.

Joseph H. Gleberman            Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Terence M. O'Toole             Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Gene T. Sykes                  Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Henry Cornell                  Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Richard S. Sharp               Vice President               Managing Director of
                                                            Goldman Sachs International

Esta E. Stecher                Assistant Secretary          Managing Director of
                                                            Goldman, Sachs & Co.

Barry S. Volpert               Vice President               Managing Director of
                                                            Goldman Sachs International

Sanjeev K. Mehra               Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Muneer A. Satter               Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Antoine L. Schwartz            Vice President               Managing Director of
                                                            Goldman Sachs International

Steven M. Bunson               Assistant Secretary          Managing Director of
                                                            Goldman, Sachs & Co.

Elizabeth C. Fascitelli        Treasurer                    Managing Director of
                                                            Goldman, Sachs & Co.

Patrick E. Mulvihill           Assistant Treasurer          Managing Director of
                                                            Goldman, Sachs & Co.

David J. Greenwald             Assistant Secretary          Managing Director of
                                                            Goldman, Sachs & Co.

Dan H. Jester                  Assistant Treasurer          Managing Director of
                                                            Goldman, Sachs & Co.

Hughes B. Lepic                Vice President               Managing Director of
                                                            Goldman Sachs International

Russell E. Makowsky            Assistant Secretary          Managing Director of
                                                            Goldman, Sachs & Co.

Sarah G. Smith                 Assistant Treasurer          Managing Director of
                                                            Goldman, Sachs & Co.

Randall A. Blumenthal          Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Syaru (Shirley) Lin            Vice President               Managing Director of
                                                            Goldman Sachs (Asia) L.L.C.

Douglas F. Londal              Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Stephen S. Trevor              Vice President               Managing Director of
                                                            Goldman Sachs International

Peter Schiefer                 Vice President               Managing Director of
                                                            Goldman Sachs International

Abraham Bleiberg               Vice President               Managing Director of
                                                            Goldman Sachs & Co.

Joseph P. DiSabato             Vice President               Managing Director of
                                                            Goldman Sachs & Co.

Robert R. Gheewalla            Vice President               Managing Director of
                                                            Goldman Sachs & Co.

Ronald H. Jacobe               Vice President               Managing Director of
                                                            Goldman Sachs & Co.

Atul Kapur                     Vice President               Managing Director of
                                                            Goldman Sachs International

Michel Plantevin               Vice President               Managing Director of
                                                            Goldman Sachs International

John E. Bowman                 Vice President               Vice President of
                                                            Goldman, Sachs & Co.

Katherine B. Enquist           Vice President/Secretary     Vice President of
                                                            Goldman, Sachs & Co.

James B. McHugh                Assistant Secretary          Vice President of
                                                            Goldman, Sachs & Co.

Beverly L. O'Toole             Assistant Secretary          Vice President of
                                                            Goldman, Sachs & Co.

Mary Nee                       Vice President               Executive Director of
                                                            Goldman Sachs (Asia) L.L.C.

Katherine L. Nissenbaum        Vice President/              Vice President of
                               Assistant Secretary          Goldman, Sachs & Co.

Ulrika Werdelin                Vice President               Executive Director of
                                                            Goldman Sachs International


          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., and GS Advisors II, L.L.C., are set forth below.

          The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick, Antoine L. Schwartz and Robert V. Delaney is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England. The business address of Robert V. Delaney is 12-32, Akasaka 1-chome, Minato-ku, Tokyo 107-6005, Japan.

          All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.


NAME                           PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote             Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman            Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman            Managing Director of Goldman, Sachs & Co.

Robin Neustein                 Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole             Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                  Managing Director of Goldman, Sachs & Co.

Henry Cornell                  Managing Director of Goldman, Sachs & Co.

Robert V. Delaney              Managing Director of Goldman Sachs (Japan) Ltd.

Richard S. Sharp               Managing Director of Goldman Sachs International

Barry S. Volpert               Managing Director of Goldman Sachs International

Sanjeev K. Mehra               Managing Director of Goldman, Sachs & Co.

Muneer A. Satter               Managing Director of Goldman, Sachs & Co.

Scott B. Kapnick               Managing Director of Goldman Sachs International

Peter G. Sachs                 Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz            Managing Director of Goldman Sachs International

          The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1998, L.L.C. are set forth below.

          The business address for each member listed below is 85 Broad Street, New York, New York 10004.

          All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.


NAME                           PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote             Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                 Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman            Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman            Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole             Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra               Managing Director of Goldman, Sachs & Co.

          The name, position and present principal occupation of each executive officer of Stone Street 1998, L.L.C., the sole general partner of Stone Street Fund 1998, L.P. and the managing general partner of Bridge Street Fund 1998, L.P., are set forth below.

          The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

          All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel Plantevin, and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.



NAME                           POSITION                     PRESENT PRINCIPAL OCCUPATION

Peter M. Sacerdote             Chairman/President           Advisory Director of
                                                            Goldman, Sachs & Co.

Peter G. Sachs                 Vice President               Senior Director of The Goldman
                                                            Sachs Group, Inc.

Richard A. Friedman            Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Joseph H. Gleberman            Vice President               Managing Director of
                                                            Goldman, Sachs & Co

Terence M. O'Toole             Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Gene T. Sykes                  Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Henry Cornell                  Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Richard S. Sharp               Vice President               Managing Director of
                                                            Goldman Sachs International

Esta E. Stecher                Vice President/              Managing Director of
                               Assistant Secretary          Goldman, Sachs & Co.

Barry S. Volpert               Vice President               Managing Director of
                                                            Goldman Sachs International

Sanjeev K. Mehra               Vice President/ Treasurer    Managing Director of
                                                            Goldman, Sachs & Co.

Muneer A. Satter               Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Antoine L. Schwartz            Vice President               Managing Director of
                                                            Goldman Sachs International

Steven M. Bunson               Assistant Secretary          Managing Director of
                                                            Goldman, Sachs & Co.

Elizabeth C. Fascitelli        Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Patrick E. Mulvihill           Assistant Treasurer          Managing Director of
                                                            Goldman, Sachs & Co.

David J. Greenwald             Vice President/              Managing Director of
                               Assistant Secretary          Goldman, Sachs & Co.

Hughes B. Lepic                Vice President               Managing Director of
                                                            Goldman Sachs International

Russell E. Makowsky            Assistant Secretary          Managing Director of
                                                            Goldman, Sachs & Co.

Sarah G. Smith                 Assistant Treasurer          Managing Director of
                                                            Goldman, Sachs & Co.

Randall A. Blumenthal          Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Syaru (Shirley) Lin            Vice President               Managing Director of
                                                            Goldman Sachs (Asia) L.L.C.

Douglas F. Londal              Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Stephen S. Trevor              Vice President               Managing Director of
                                                            Goldman Sachs International

Peter Schiefer                 Vice President               Managing Director of
                                                            Goldman Sachs International

Abraham Bleiberg               Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Joseph P. DiSabato             Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Robert R. Gheewalla            Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Ronald H. Jacobe               Vice President               Managing Director of
                                                            Goldman, Sachs & Co.

Atul Kapur                     Vice President               Managing Director of
                                                            Goldman Sachs International

Michel Plantevin               Vice President               Managing Director of
                                                            Goldman Sachs International

John E. Bowman                 Vice President               Vice President of
                                                            Goldman, Sachs & Co.

Katherine B. Enquist           Vice President/ Secretary    Vice President of
                                                            Goldman, Sachs & Co.

James B. McHugh                Assistant Secretary          Vice President of
                                                            Goldman, Sachs & Co.

Beverly L. O'Toole             Assistant Secretary          Vice President of
                                                            Goldman, Sachs & Co.

Mary Nee                       Vice President               Executive Director of
                                                            Goldman Sachs (Asia) L.L.C.

Katherine L. Nissenbaum        Vice President/              Vice President of
                               Assistant Secretary          Goldman, Sachs & Co.

Richard J. Stingi              Vice President               Vice President of
                                                            Goldman, Sachs & Co.

Ulrika Werdelin                Vice President               Executive Director of
                                                            Goldman Sachs International


          The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG (which, in turn, is the managing partner of GS Capital Partners II (Germany) Civil Law Partnership) are set forth below.

          The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

          Of the directors and executive officers listed below, Timothy C. Plaut and Alexander C. Dibelius are citizens of Germany and Jonathan S. King is a citizen of the United Kingdom.


Name                         Position                 Present Principal Occupation

Jonathan S. King             Managing Director        Executive Director of
                                                      Goldman, Sachs & Co. oHG

Timothy C. Plaut             Managing Director        Managing Director of
                                                      Goldman, Sachs & Co. oHG

Alexander C. Dibelius        Managing Director        Managing Director of
                                                      Goldman, Sachs & Co. oHG


                                SCHEDULE III

          On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.